

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Cary Marshall
Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

      Re: Alliance Resource Partners LP
         Form 10-K for the Fiscal Year ended December 31, 2022
         Filed February 24, 2023
         File No. 000-26823

Dear Cary Marshall:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation